UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 48) *

AutoNation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05329W102

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,933,706
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,933,706
	10.	Shared Dispositive Power 11,495,732
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,429,438
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,044,098 shares of common stock outstanding as of October 26, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, that was filed by the Issuer with the Securities and Exchange Commission on October 28, 2016.

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,933,706
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,933,706
	10.	Shared Dispositive Power 11,495,732
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,429,438
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,044,098 shares of common stock outstanding as of October 26, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, that was filed by the Issuer with the Securities and Exchange Commission on October 28, 2016.

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,933,706
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,933,706
	10.	Shared Dispositive Power 11,495,732
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,429,438
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 101,044,098 shares of common stock outstanding as of October 26, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, that was filed by the Issuer with the Securities and Exchange Commission on October 28, 2016.

CUSIP No. 05329W102

1.	Names of Reporting Persons. The Lampert Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 212,928
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 212,928
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 212,928
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 101,044,098 shares of common stock outstanding as of October 26, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, that was filed by the Issuer with the Securities and Exchange Commission on October 28, 2016.

CUSIP No. 05329W102

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,642,366
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,146,634
	10.	Shared Dispositive Power 11,495,732
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,642,366
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 101,044,098 shares of common stock outstanding as of October 26, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, that was filed by the Issuer with the Securities and Exchange Commission on October 28, 2016.

This Amendment No. 48 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoNation, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by ESL Partners, L.P., a Delaware limited partnership (“ESL”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), The Lampert Foundation, a Connecticut trust (the “Foundation”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

The Filing Persons are filing this Amendment to report a distribution of Shares on a pro rata basis to certain partners that elected in 2016 to redeem all or a portion of their interest in ESL.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by ESL, RBS, Investments, the Foundation and Edward S. Lampert by furnishing the information set forth below. ESL, RBS, Investments, the Foundation and Mr. Lampert are collectively defined as the “Filing Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the “ESL Directors and Officers”). Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of January 4, 2017, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

FILING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	16,429,438	(1)	16.3%	4,933,706		0	4,933,706		11,495,732	(1)
RBS Partners, L.P.	16,429,438	(1)(2)	16.3%	4,933,706	(2)	0	4,933,706	(2)	11,495,732	(1)
ESL Investments, Inc.	16,429,438	(1)(3)	16.3%	4,933,706	(3)	0	4,933,706	(3)	11,495,732	(1)
The Lampert Foundation	212,928		0.2%	212,928		0	212,928		0
Edward S. Lampert	16,642,366	(1)(4)(5)	16.5%	16,642,366	(1)(4)(5)	0	5,146,634	(4)(5)	11,495,732	(1)

(1)	This number includes 11,495,732 Shares held by Mr. Lampert. ESL has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, ESL may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, Investments and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 4,933,706 Shares held by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, ESL.
(3)	This number includes 4,933,706 Shares held by ESL. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS.
(4)	This number includes 4,933,706 Shares held by ESL. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments.
(5)	This number includes 212,928 Shares held by the Foundation. Mr. Lampert and his wife Kinga Keh Lampert are co-trustees of, and may be deemed to indirectly beneficially own securities owned by, the Foundation.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Filing Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

“The following exhibit is amended and supplemented as follows:

Exhibit	Description of Exhibit

99.11	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.11 to the Schedule 13D filed on January 5, 2016).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2017	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

THE LAMPERT FOUNDATION

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Co-Trustee

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.11	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.11 to the Schedule 13D filed on January 5, 2016).

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer; Chairman and Chief Executive Officer of Sears Holdings Corporation	United States

Robert Breyer	Chief Compliance Officer	United States

Harold Talisman	Chief Financial Officer	United States

Kunal Kamlani	President; Director of Sears Holdings Corporation	United States

ANNEX B

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
ESL Partners, L.P.	12/31/2016	Pro Rata Distribution of Shares to Redeeming Partners		1,159,581	$0

RBS Partners, L.P.	12/31/2016	Acquisition of Shares from ESL Partners, L.P. as a result of a Pro Rata Distribution to Redeeming Partners	1,463		$0

RBS Partners, L.P.	12/31/2016	Pro Rata Distribution of Shares to Redeeming Partners		1,463	$0